Transamerica Life Insurance Company
Administrative Office:
4333 Edgewood Road NE – MS 4240
Cedar Rapids, Iowa 52499

April 22, 2015

[VIA EDGAR]

Alison White, Esq.

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-0506

Re:	Transamerica Life Insurance Company (“Transamerica”)
Separate Account VA B (“Registrant”)
Post-Effective Amendment No. 68 to Registrant’s Form N-4
Registration Statement (File No. 33-56908)

Ms. White:

This letter responds to comments that you provided via telephone on March 10, 2015 with respect to the Transamerica Freedom Variable Annuity and the Members Freedom Variable Annuity documents contained in the above-referenced post-effective amendment to Registrant’s registration statement (“Amendment”). For your convenience, I have restated those comments below, and followed each comment with our response.

Unless otherwise indicated, all capitalized terms used herein have the same meaning as defined in the applicable documents.

GENERAL COMMENTS:

1) Please provide a Tandy Rep with your response.

Response: The Registrant acknowledges that:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Comments by the Commission staff or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States, except to the extent otherwise legally permissible.

Member of the Group

Alison White, Esq.

U.S. Securities and Exchange Commission

April 22, 2015

Page | 2

PROSPECTUS COMMENTS

2) Cover Page. Please list the individual portfolio names instead of just the portfolio companies.

Response: The disclosure has been revised. Please see attached.

3) Fee Table. The maximum special service fee has been increased in the fee table. Please add disclosure to indicate that the new fee only applies to contracts issued on or after May 1, 2015.

Response: The disclosure has been revised. Please see attached.

4) Fee Table: Optional Guaranteed Lifetime Withdrawal Benefit Rider – No Longer Available. Please make the word “Rider” plural, (i.e. “Riders”).

Response: The disclosure has been revised. Please see attached.

5) Page 13, heading “Optional Rider Fees No Longer Available.” Please clarify the heading to indicate that the riders are no longer available, not the rider fees.

Response: The disclosure has been revised as requested.

6) Directly below the Optional Rider Fees heading, there are subheadings entitled, “Additional Death Distribution Rider and Additional Death Distribution + Rider.” Please revise the Optional Rider Fees heading to indicate that the section is specific to death benefits.

Response: The disclosure has been revised. Please see attached.

7) Examples: The expense examples should reflect the most expensive rider combination, even the discontinued ones.

Response: While we do not believe adding this disclosure is required by Form N-4, per the Staff’s request, the disclosure has been revised. Please see attached.

8) Investment restrictions. Please better clarify how the Investment Restrictions language applies to the volatility control language.

Response: The disclosure has been revised. Please see attached.

9) Please identify which portfolios use volatility control strategies.

Response: The disclosure has been revised. Please see attached.

Alison White, Esq.

U.S. Securities and Exchange Commission

April 22, 2015

Page | 3

STATEMENT OF ADDITIONAL INFORMATION COMMENTS

10) Appendix Prior - Withdrawal and Growth Percentages. Regarding both the withdrawal and growth percentages, please clarify that the end date should not instead be May 1, 2015? Please advise or revise.

Response: The disclosure has been revised. Please see attached.

*        *        *

If you have any questions regarding these responses, please contact Alison Ryan at 213-742-5216. I appreciate your assistance with this filing.

Sincerely,

Alison Ryan
Associate General Counsel and Vice President

~~PROSPECTUS (Subject to Completion Issued February 20, 2015)~~

~~(To Prospectus dated May 1, 2015)~~

TRANSAMERICA FREEDOMSM VARIABLE ANNUITY

Issued Through

SEPARATE ACCOUNT VA B

By

TRANSAMERICA LIFE INSURANCE COMPANY

This flexible premium deferred annuity policy has many investment choices. There is a separate account that currently provides a means of investing in various underlying fund portfolios. There is also a fixed account, which offers interest at rates that are guaranteed by Transamerica Life Insurance Company. You can choose any combination of these investment choices. You bear the entire investment risk for all amounts you put in the separate account. ~~The subaccounts available under this policy invest in underlying funds of the Portfolio companies listed below:~~

~~AllianceBernstein Variable Products Series Fund, Inc.• American Funds Insurance Series® Trust • Fidelity® Variable Insurance Products Fund • GE Investments Funds, Inc.• Transamerica Series Trust~~

This prospectus and the underlying fund prospectuses give you important information about the policies and the underlying fund portfolios. Please read them carefully before you invest and keep them for future reference.

If you would like more information about the Transamerica FreedomSM Variable Annuity, you can obtain a free copy of the Statement of Additional Information (SAI) dated May 1, 2015. Please call us at (800) 525-6205 or write us at: Transamerica Life Insurance Company, Attention: Customer Care Group, 4333 Edgewood Road NE, Cedar Rapids, IA 52499-0001. A registration statement, including the SAI, has been filed with the Securities and Exchange Commission (SEC) and the SAI is incorporated herein by reference. More information about the variable annuity can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. You may obtain information about the operation of the public reference room by calling the SEC at 1-800-732-0330. The SEC also maintains a web site (http://www.sec.gov) that contains the prospectus, the SAI, material incorporated by reference, and other information. The table of contents of the SAI is included at the end of this prospectus.

The Securities and Exchange Commission has not approved or disapproved these securities, or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus Date: May 1, 2015

Statement of Additional Information Date: May 1, 2015

The subaccounts available under this policy invest in the following underlying fund portfolios:

SUBACCOUNT	UNDERLYING FUND PORTFOLIO

AB Balanced Wealth Strategy Portfolio - Class B	AB Balanced Wealth Strategy Portfolio - Class B

AB Growth and Income Portfolio – Class B	AB Growth and Income Portfolio – Class B

American Funds - Asset Allocation FundSM - Class 2	American Funds - Asset Allocation FundSM - Class 2

American Funds - Bond FundSM - Class 2	American Funds - Bond FundSM - Class 2

American Funds - Growth FundSM - Class 2	American Funds - Growth FundSM - Class 2

American Funds - Growth-Income FundSM - Class 2	American Funds - Growth-Income FundSM - Class 2

American Funds - International FundSM - Class 2	American Funds - International FundSM - Class 2

Fidelity VIP Balanced Portfolio - Service Class 2	Fidelity VIP Balanced Portfolio - Service Class 2

Fidelity VIP Contrafund ® Portfolio – Service Class 2	Fidelity VIP Contrafund ® Portfolio – Service Class 2

Fidelity VIP Mid Cap Portfolio – Service Class 2	Fidelity VIP Mid Cap Portfolio – Service Class 2

Fidelity VIP Value Strategies Portfolio – Service Class 2	Fidelity VIP Value Strategies Portfolio – Service Class 2

GE Investments Total Return Fund - Class 3	GE Investments Total Return Fund - Class 3

TA Aegon High Yield Bond - Service Class	Transamerica Aegon High Yield Bond VP – Service Class

TA Aegon Money Market - Service Class	Transamerica Aegon Money Market VP – Service Class

TA Aegon Tactical Vanguard ETF - Balanced - Service Class	Transamerica Aegon Active Asset Allocation - Moderate VP - Service Class

TA Aegon Tactical Vanguard ETF - Conservative - Service Class	Transamerica Aegon Active Asset Allocation - Conservative VP - Service Class

TA Aegon Tactical Vanguard ETF - Growth - Service Class	Transamerica Aegon Active Asset Allocation - Moderate Growth VP - Service Class

TA Aegon U.S. Government Securities - Service Class	Transamerica Aegon U.S. Government Securities VP – Service Class

TA AB Dynamic Allocation - Service Class	Transamerica AB Dynamic Allocation VP - Service Class

TA American Funds Managed Risk - Balanced - Service Class	Transamerica American Funds Managed Risk VP - Service Class

TA Asset Allocation - Conservative - Service Class	Transamerica Asset Allocation - Conservative VP – Service Class

TA Asset Allocation - Growth - Service Class	Transamerica Asset Allocation - Growth VP – Service Class

TA Asset Allocation - Moderate - Service Class	Transamerica Asset Allocation - Moderate VP – Service Class

TA Asset Allocation - Moderate Growth - Service Class	Transamerica Asset Allocation - Moderate Growth VP – Service Class

TA Barrow Hanley Dividend Focused - Service Class	Transamerica Barrow Hanley Dividend Focused VP – Service Class

TA BlackRock Global Allocation - Service Class	Transamerica BlackRock Global Allocation VP - Service Class

TA BlackRock Global Allocation Managed Risk - Balanced - Service Class	Transamerica BlackRock Global Allocation Managed Risk - Balanced VP - Service Class

TA BlackRock Global Allocation Managed Risk - Growth - Service Class	Transamerica BlackRock Global Allocation Managed Risk - Growth VP - Service Class

TA BlackRock Tactical Allocation - Service Class	Transamerica BlackRock Tactical Allocation VP - Service Class

TA Clarion Global Real Estate Securities - Service Class	Transamerica Clarion Global Real Estate Securities VP – Service Class

TA International Moderate Growth - Service Class	Transamerica International Moderate Growth VP – Service Class

TA JPMorgan Core Bond - Service Class	Transamerica JPMorgan Core Bond VP - Service Class

TA JPMorgan Enhanced Index - Service Class	Transamerica JPMorgan Enhanced Index VP – Service Class

TA JPMorgan Mid Cap Value - Service Class	Transamerica JPMorgan Mid Cap Value VP – Service Class

TA JPMorgan Tactical Allocation - Service Class	Transamerica JPMorgan Tactical Allocation VP - Service Class

TA Janus Balanced - Service Class	Transamerica Janus Balanced VP – Service Class

TA Jennison Growth - Service Class	Transamerica Jennison Growth VP – Service Class

TA Legg Mason Dynamic Allocation - Balanced - Service Class	Transamerica Legg Mason Dynamic Allocation - Balanced VP - Service Class

TA Legg Mason Dynamic Allocation - Growth - Service Class	Transamerica Legg Mason Dynamic Allocation - Growth VP - Service Class

TA MFS International Equity - Service Class	Transamerica MFS International Equity VP – Service Class

SUBACCOUNT	UNDERLYING FUND PORTFOLIO

TA Market Participation Strategy - Service Class	Transamerica Market Participation Strategy VP - Service Class

TA Morgan Stanley Capital Growth - Service Class	Transamerica Morgan Stanley Capital Growth VP – Service Class

TA Morgan Stanley Mid Cap Growth - Service Class	Transamerica Morgan Stanley Mid-Cap Growth VP – Service Class

TA Multi-Managed Balanced - Service Class	Transamerica Multi-Managed Balanced VP – Service Class

TA PineBridge Inflation Opportunities- Service Class	Transamerica PineBridge Inflation Opportunities VP - Service Class

TA PIMCO Tactical - Balanced - Service Class	Transamerica PIMCO Tactical – Balanced VP – Service Class

TA PIMCO Tactical - Conservative - Service Class	Transamerica PIMCO Tactical – Conservative VP – Service Class

TA PIMCO Tactical - Growth - Service Class	Transamerica PIMCO Tactical – Growth VP – Service Class

TA PIMCO Total Return - Service Class	Transamerica PIMCO Total Return VP – Service Class

TA Systematic Small Mid Cap Value - Service Class	Transamerica Systematic Small/Mid Cap Value VP – Service Class

TA T. Rowe Price Small Cap - Service Class	Transamerica T. Rowe Price Small Cap VP – Service Class

TA TS&W International Equity - Service Class	Transamerica TS&W International Equity VP – Service Class

TA Torray Concentrated Growth - Service Class	Transamerica Torray Concentrated Growth VP – Service Class

TA Vanguard ETF - Balanced - Service Class	Transamerica Vanguard ETF Portfolio - Balanced VP - Service Class

TA Vanguard ETF - Conservative - Service Class	Transamerica Vanguard ETF Portfolio - Conservative VP - Service Class

TA Vanguard ETF - Growth - Service Class	Transamerica Vanguard ETF Portfolio - Growth VP - Service Class

TA WMC US Growth - Service Class	Transamerica WMC US Growth VP – Service Class

ANNUITY POLICY FEE TABLE AND EXPENSE EXAMPLES

The following describes the fees and expenses that you will pay when buying, owning, and surrendering the policy. Please be certain to review the notes following the fee table and expense examples for further information about the fees and charges presented.

The order of the notes follows the order in which the fees and charges under the policy are presented in the fee tables and the expense examples.

The fee table applies only to the accumulation phase and reflects the maximum charges unless otherwise noted. During the income phase the fees may be different than those described in the Fee Table. See EXPENSES.

The first section describes the fees and expenses that you will pay at the time that you buy the policy, surrender the policy, or transfer cash value between investment options. State premium taxes may also be deducted. Excess interest adjustments may be made to amounts surrendered, ~~or~~transferred or applied to annuity payment options from cash value from the fixed account. (All fees are maximum for purchases made while this prospectus is effective unless otherwise noted.)

Owner Transaction Expenses:
Sales Load On Purchase Payments	0%
Maximum Surrender Charge (as a % of premium payments surrendered)
Base Policy	0%
Transfer Fee	$0-$10
Special Service Fee	$0-$50*
* $0 - $25 for policies issued prior to May 1, 2015

The next section describes the fees and expenses that you will pay periodically during the time that you own the policy, not including portfolio fees and expenses. (All fees are maximum for purchases made while this prospectus is effective unless otherwise noted.)

Annual Service Charge	$0-$35 per policy
Separate Account Annual Expenses (as a percentage, annually, of average separate account value):
Base Separate Account Expenses:
Mortality and Expense Risk Fee	1.55%
Administrative Charge	0.15%
Total Base Separate Account Annual Expenses	1.70%
Optional Separate Account Expenses: (You may only elect one of the guaranteed minimum death benefits listed below)
Double Enhanced Death Benefit - No Longer Available	0.65%
Annual Step-Up Death Benefit - No Longer Available	0.20%
Fund Facilitation Fee	0.30%
Total Separate Account Annual Expenses with Highest Optional Separate Account Expenses	2.20%

Optional ~~Rider Fees~~ Death Benefit Riders - No Longer Available:
Additional Death Distribution (annual charge based on policy value)	0.25%
Additional Death Distribution+ (annual charge based on policy value)	0.55%

Optional Guaranteed Lifetime Withdrawal Benefit ~~Rider Fees~~ Riders - No Longer Available:
5 for LifeSM Rider (annual charge - a % of Total Withdrawal Base)	1.35%
5 for LifeSM with Growth (with additional death benefit)	1.60%
5 for LifeSM with Growth (without additional death benefit)	1.35%

Optional Guaranteed Minimum Income Benefit ~~Rider Fees~~ Riders - No Longer Available:
Family Income Protector	0.30%
Managed Annuity Program	0.45%
Managed Annuity Program II	0.45%

The next section shows the lowest and highest total operating expenses charged by the underlying fund portfolios for the year ended December 31, 2014 (before any fee waiver or expense reimbursements). Expenses may be higher or lower in future years. More detail concerning each portfolio’s fees and expenses is contained in the prospectus for each portfolio.

Total Portfolio Annual Operating Expenses (Expenses that are deducted from portfolio assets, including management fees, distribution and/or service 12b-1 fees, and other expenses):
Lowest Gross	0.54%~~%~~
Highest Gross	2.37%~~%~~

The following ~~Example is~~Examples are intended to help you compare the cost of investing in the policy with the cost of investing in other variable annuity policies. These costs include owner transaction expenses, policy fees, separate account annual expenses, and portfolio fees and expenses.

The Example assumes that you invest $10,000 in the policy for the time periods indicated. The Example also assumes that your policy has a 5% return each year, the highest Total Portfolio Annual Operating Expenses of any of the portfolios for the year ended December 31, 2014, and the base policy with the combination of available optional features or riders with the highest fees and expenses, including the highest Fund Facilitation Fee, Annual Step-Up Death Benefit, Additional Death Distribution+ Rider and Retirement Income Choice® 1.6 Rider - Joint Life with additional Death Benefit and Income EnhancementSM options (only available prior to May 1, 2014). Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expense Examples:

If the policy is surrendered at the end of the applicable time period:

1 Year	$ 748
3 Years	$2,243
5 Years	$3,737
10 Years	$7,476

If the policy is annuitized at the end of the applicable time period or if you do not surrender your policy:

1 Year	$ 748
3 Years	$2,243
5 Years	$3,737
10 Years	$7,476

The Example assumes that you invest $10,000 in the policy for the time periods indicated. The Example also assumes that your policy has a 5% return each year, the highest Total Portfolio Annual Operating Expenses of any of the portfolios for the year ended December 31, 2014, and the base policy with the highest fees and expenses, including the highest Fund Facilitation Fee. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expense Examples:

If the policy is surrendered at the end of the applicable time period:

1 Year	$ 738
3 Years	$2,213
5 Years	$3,689
10 Years	$7,378

If the policy is annuitized at the end of the applicable time period or if you do not surrender your policy:

1 Year	$ 738
3 Years	$2,213
5 Years	$3,689
10 Years	$7,378

Please remember that ~~the Example is an illustration and does~~these Examples are illustrations and do not represent past or future expenses. Your actual expenses may be lower or higher than those reflected in the ~~Example~~Examples. Similarly, your rate of return may be more or less than the 5% assumed in the ~~Example~~Examples.

For information concerning compensation paid for the sale of the policies, see OTHER INFORMATION - Distributor of the Policies.

NOTES TO FEE TABLE AND EXPENSE EXAMPLES

Owner Transaction Expenses:

Maximum Surrender Charge: If you select the Life with Emergency CashSM annuity payment option, you will be subject to a surrender charge after the annuity commencement date. See EXPENSES.

Transfer Fee: The transfer fee, if any is imposed, applies to each policy, regardless of how policy value is allocated among the investment choices. There is no fee for the first 12 transfers per policy year. For additional transfers, the Company may charge a fee of $10 per transfer.

Special Service Fees: We may deduct a charge for special services, including overnight delivery; duplicate policies; non-sufficient checks on new business; duplicate Form 1099 and Form 5498 tax forms; duplicate disclosure documents and semi-annual reports; check copies; printing and mailing previously submitted forms; and asset verification requests from mortgage companies. We may charge a fee for each service performed. In addition, we may consider as special services customer initiated changes, modifications and transactions which are submitted in such a manner as to ~~require the Company~~ require us to incur additional processing costs.

Annual Service Charge:

Annual Service Charge: The annual service charge is assessed per policy on each policy anniversary and at surrender. The charge is waived if your policy value, or the sum of your premiums less all partial surrenders, is at least $50,000.

Separate Account Annual Expenses:

Mortality and Expense Risk Fee: The mortality and expense risk fee shown is for the accumulation phase with the base death benefit.

Optional Separate Account Expenses: Any optional separate account expense is in addition to the mortality and expense risk and administrative fees.

trading activity among the variable investment options available under this variable insurance product, there is no assurance that we will be able to detect or deter market timing or disruptive trading by such owners or intermediaries acting on their behalf. Moreover, our ability to discourage and restrict market timing or disruptive trading may be limited by decisions of state regulatory bodies and court orders that we cannot predict.

Furthermore, we may revise our policies and procedures in our sole discretion at any time and without prior notice, as we deem necessary or appropriate (1) to better detect and deter harmful trading that may adversely affect other owners, other persons with material rights under the variable insurance products, or underlying fund shareholders generally, (2) to comply with state or federal regulatory requirements, or (3) to impose additional or alternative restrictions on owners engaging in market timing or disruptive trading among the investment options under the variable insurance product. In addition, we may not honor transfer requests if any variable investment option that would be affected by the transfer is unable to purchase or redeem shares of its corresponding underlying fund portfolio.

Underlying Fund Portfolio Frequent Trading Policies. The underlying fund portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. Underlying fund portfolios may, for example, assess a redemption fee (which we reserve the right to collect) on shares held for less than a certain period of time. The prospectuses for the underlying fund portfolios describe any such policies and procedures. The frequent trading policies and procedures of an underlying fund portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of other underlying fund portfolios and the policies and procedures we have adopted for our variable insurance products to discourage market timing and disruptive trading. Owners should be aware that we do not monitor transfer requests from owners or persons acting on behalf of owners against, nor do we apply, the frequent trading policies and procedures of the respective underlying fund portfolios that would be affected by the transfers.

Owners should be aware that we are required to provide to an underlying fund portfolio or its payee, promptly upon request, certain information about the trading activity of individual owners, and to restrict or prohibit further purchases or transfers by specific owners or persons acting on their behalf, identified by an underlying fund portfolio as violating the frequent trading policies established for the underlying fund portfolio.

Omnibus Orders. Owners and other persons with material rights under the variable insurance products also should be aware that the purchase and redemption orders received by the underlying fund portfolios generally are “omnibus” orders from intermediaries such as retirement plans and separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual owners of variable insurance products. The omnibus nature of these orders may limit the underlying fund portfolios’ ability to apply their respective frequent trading policies and procedures.

We cannot guarantee that the underlying fund portfolios will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the underlying fund portfolios. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage harmful transfer activity, it may affect other owners of underlying fund portfolio shares, as well as the owners of all of the variable annuity or life insurance policies, including ours, whose variable investment options correspond to the affected underlying fund portfolios. In addition, if an underlying fund portfolio believes that an omnibus order we submit may reflect one or more transfer requests from owners engaged in market timing and disruptive trading, the underlying fund portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

Investment Restrictions

If you are eligible to elect certain optional riders, you will be subject to investment restrictions requiring you to invest in certain underlying portfolios, known as designated investment options. In the future, we may change the investment restrictions.

One or more of the underlying fund portfolios that may be designated investment options under each optional rider in part, may include a volatility control strategy. Volatility control strategies, in periods of high market volatility, could limit your participation in market gains; this may conflict with your investment objectives by limiting your ability to maximize potential growth of your policy value and, in turn, the value of any guaranteed benefit that is tied to investment performance. Volatility control strategies are intended to help limit overall volatility and reduce the effects of significant market downturns during periods of high market volatility, providing policy owners with the opportunity for smoother performance and better risk adjusted returns. Volatility control (and similar terms) can encompass a variety of investment strategies of different types and degrees; therefore, you should read the applicable annuity and underlying fund portfolio prospectuses carefully to understand how these investment strategies may affect your policy value and rider benefits. ~~The Company~~Our ’~~s~~ requirement to invest in accordance with designated investment options, which may include volatility control, may reduce our costs and risks associated with these riders. You pay an additional fee for the rider benefits which, in part, pay for protecting the rider benefit base from investment losses. Since the rider benefit base does not decrease as a result of investment losses, volatility control strategies might not provide meaningful additional benefit to you. You should carefully evaluate with your financial ~~advisor~~adviser whether to invest in underlying fund portfolios with volatility control strategies, taking into consideration the potential positive or negative impact that such strategy may have on your investment objectives, your policy value and the benefits under the riders. If you determine that funds with volatility control strategies are not consistent with your investment objectives, there continues to be other designated investment options available under the riders that do not invest in funds that utilize volatility control strategies.

For more information about the underlying fund portfolios and the investment strategies they employ, please refer to the underlying fund portfolios’ current prospectuses.

EXPENSES

Note: The following section on expenses and the ANNUITY POLICY FEE TABLE AND EXPENSE EXAMPLES only apply to policies issued on or after the date of this prospectus. See “Appendix - Policy Variations” for information about older policies.

There are charges and expenses associated with your policy that reduce the return on your investment in the policy.

Life with Emergency CashSM Surrender Charge

If you select the Life with Emergency CashSM annuity payment option, then you can surrender your policy even after annuity payments have begun. However, there is a surrender charge during the first four years after the annuity commencement date (no matter which policy or variation thereof you previously purchased). The following schedule shows the current surrender charge:

Number of Years Since	Surrender Charge
Annuity Commencement Date	(as a % of adjusted policy value surrendered)

0 – 1	4%

1 – 2	3%

2 – 3	2%

3 – 4	1%

more than 4	0%

We can change the surrender charge, and you will be subject to whatever surrender schedule is in effect at the time you annuitize under the Life with Emergency CashSM annuity payment option.

Note carefully the following three things about this surrender charge:

•	this surrender charge is measured from the annuity commencement date and not from the premium payment date;
•	this surrender charge is a percentage of the adjusted policy value surrendered and not a percentage of premium; and
•	under this payment option, there is no surrender charge free amount.

Excess Interest Adjustment

Surrenders, withdrawals, transfers, amounts applied when a death benefit is calculated, and amounts applied to an annuity option from the fixed account may be subject to an excess interest adjustment. This adjustment could retroactively reduce the interest credited in the fixed account to the guaranteed minimum or increase the amount credited. This adjustment may also apply to amounts applied to an annuity payment option. Please see “Appendix - Excess Interest Adjustment Examples” for an example showing the effect of a hypothetical excess interest adjustment calculation. The excess interest adjustment plays a role in calculating the total interest credited to the fixed account.

Mortality and Expense Risk Fees

We charge a fee as compensation for bearing certain mortality and expense risks under the policy. This fee is assessed daily based on the net asset value of each subaccount. Examples of such risks include a guarantee of annuity rates, the death benefit, certain expenses of the policy (including distribution related expenses), and assuming the risk that the current charges will be insufficient in the future to cover costs of selling, distributing and administering the policy.

During the accumulation phase:

•	For the Return of Premium Death Benefit, the daily mortality and expense risk fee is at an annual rate of 1.55%.

During the income phase, the mortality and expense risk fee is at an annual rate of 1.10%.

APPENDIX

DESIGNATED INVESTMENT OPTIONS

The table below identifies the Designated Investment Options available for use with the Guaranteed Minimum Death Benefits and our Guaranteed Lifetime Withdrawal Benefits.

	Double Enhanced Death Benefit(1)	Retirement Income Max ® Rider	Retirement Income Max ® Rider	Retirement Income Max ® Rider	Retirement Income Choice ® 1.6 Rider Designated Allocation Groups

Funds		Before 12/12/11	12/12/11 to 11/9/14	11/10/14 and After	A	B	C

~~AllianceBernstein~~ AB Balanced Wealth Strategy Portfolio - Class B	✓

American Funds - Asset Allocation FundSM - Class 2	✓

American Funds - Bond FundSM - Class 2	✓	✓	✓	✓			✓

Fidelity VIP Balanced Portfolio - Service Class 2	✓

GE Investments Total Return Fund - Class 3	✓

TA Aegon Money Market - Service Class	✓	✓	✓	✓			✓

TA Aegon Tactical Vanguard ETF - Balanced - Service Class(2)		✓	✓			✓

TA Aegon Tactical Vanguard ETF - Conservative - Service Class(2)	✓	✓	✓	✓			✓

TA Aegon Tactical Vanguard ETF - Growth - Service Class(2)					✓

TA Aegon U.S. Government Securities - Service Class	✓	✓	✓	✓			✓

TA ~~AllianceBernstein~~ AB Dynamic Allocation - Service Class	✓	✓					✓

TA American Funds Managed Risk - Balanced - Service Class(2)		✓	✓			✓

TA Asset Allocation - Conservative - Service Class(2)	✓	✓	✓	✓			✓

TA Asset Allocation - Moderate - Service Class(2)	✓	✓	✓			✓

TA Asset Allocation - Moderate Growth - Service Class(2)	✓				✓

TA BlackRock Global Allocation Managed Risk - Balanced - Service Class(2)	✓					✓

TA BlackRock Global Allocation Managed Risk - Growth - Service Class(2)	✓	✓	✓		✓

TA BlackRock Tactical Allocation - Service Class(2)						✓

TA International Moderate Growth - Service Class(2)	✓				✓

TA JPMorgan Core Bond - Service Class		✓	✓	✓			✓

TA JPMorgan Tactical Allocation - Service Class		✓	✓	✓			✓

TA Janus Balanced - Service Class					✓

TA Legg Mason Dynamic Allocation - Balanced - Service Class(2)		✓	✓	✓		✓

TA Legg Mason Dynamic Allocation - Growth - Service Class(2)					✓

TA Market Participation Strategy - Service Class		✓	✓			✓

TA Multi-Managed Balanced - Service Class	✓

TA PIMCO Tactical - Balanced - Service Class(2)			✓			✓

TA PIMCO Tactical - Conservative - Service Class(2)			✓	✓			✓

TA PIMCO Tactical - Growth - Service Class(2)					✓

TA PIMCO Total Return - Service Class	✓	✓	✓	✓			✓

TA PineBridge Inflation Opportunities- Service Class		✓	✓	✓			✓

TA Vanguard ETF - Balanced - Service Class(2)	✓	✓	✓	✓		✓

TA Vanguard ETF - Conservative - Service Class(2)	✓	✓	✓	✓			✓

DESIGNATED INVESTMENT OPTIONS — (Continued)

	Double Enhanced Death Benefit(1)	Retirement Income Max ® Rider	Retirement Income Max ® Rider	Retirement Income Max ® Rider	Retirement Income Choice ® 1.6 Rider Designated Allocation Groups

Funds		Before 12/12/11	12/12/11 to 11/9/14	11/10/14 and After	A	B	C

TA Vanguard ETF - Growth - Service Class(2)	✓				✓

Fixed Account	✓	✓	✓	✓			✓

(1)	The Double Enhanced Death Benefit is no longer available on new policies.

(2)    This subaccount invests in an underlying fund that utilized a volatility management strategy as part of its investment objective and/or principal investment strategy. See “Investment Restrictions” earlier in the prospectus for information on how volatility management strategies may impact your policy value in certain optional riders.

Certain designated investment options may not be available in all states, at all times or through all financial intermediaries. We may discontinue offering any designated investment option at any time. In some cases, a designated investment option not available through a financial intermediary may be obtained by contacting us directly. For more information on the options available for electing a designated investment option, please contact your financial intermediary or our Administrative Office.

APPENDIX

PRIOR WITHDRAWAL AND GROWTH PERCENTAGES

The table below identifies the prior percentages for the Retirement Income Max® Rider.

WITHDRAWAL PERCENTAGES

Date	Age at time of first withdrawal	Singe Life Percentage	Joint Life Percentage
	0-58	0.00%	0.00%
	59-64	4.50%	4.10%
	65-74	5.50%	5.10%
Prior to December 12, 2011	>75	6.50%	6.10%
	0-58	0.00%	0.00%
	59-64	4.30%	3.80%
	65-79	5.30%	4.80%
December 12, 2011 to May 1, 2014	>80	6.30%	5.80%
	0-58	0.00%	0.00%
	59-64	4.30%	4.00%
	65-79	5.30%	5.00%
May 1, 2014 to February 16, 2015	>80	6.30%	6.00%
	0-58	0.00%	0.00%
	59-64	4.20%	3.80%
	65-79	5.20%	4.80%
February 17, 2015 to May 1, 2015	>80	6.20%	5.80%

GROWTH PERCENTAGES

Date	Percentage

Prior to May 1, 2014	5.00%
May 1, 2014 to ~~February 16~~ May 1, 2015	5.50%

94

~~PROSPECTUS (Subject to Completion Issued February 20, 2015)~~

~~(To Prospectus dated May 1, 2015)~~

MEMBERS® FREEDOMSM VARIABLE ANNUITY

Issued Through

SEPARATE ACCOUNT VA B

By

TRANSAMERICA LIFE INSURANCE COMPANY

This flexible premium deferred annuity policy has many investment choices. There is a separate account that currently provides a means of investing in various underlying fund portfolios. There is also a fixed account, which offers interest at rates that are guaranteed by Transamerica Life Insurance Company. You can choose any combination of these investment choices. You bear the entire investment risk for all amounts you put in the separate account. ~~The subaccounts available under this policy invest in underlying funds of the Portfolio companies listed below:~~

~~AllianceBernstein Variable Products Series Fund~~The policy is no longer~~, Inc~~available~~.American Funds Insurance Series~~ for purchase by ~~Trust~~new ~~Fidelity~~policyowners. ~~Variable Insurance Products Fund Transamerica Series Trust~~

This prospectus and the underlying fund prospectuses give you important information about the policies and the underlying fund portfolios. Please read them carefully before you invest and keep them for future reference.

If you would like more information about the MEMBERS® FreedomSM Variable Annuity, you can obtain a free copy of the Statement of Additional Information (SAI) dated May 1, 2015. Please call us at (800) 525-6205 or write us at: Transamerica Life Insurance Company, Attention: Customer Care Group, 4333 Edgewood Road NE, Cedar Rapids, IA 52499-0001. A registration statement, including the SAI, has been filed with the Securities and Exchange Commission (SEC) and the SAI is incorporated herein by reference. More information about the variable annuity can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. You may obtain information about the operation of the public reference room by calling the SEC at 1-800-732-0330. The SEC also maintains a web site (http://www.sec.gov) that contains the prospectus, the SAI, material incorporated by reference, and other information. The table of contents of the SAI is included at the end of this prospectus.

The Securities and Exchange Commission has not approved or disapproved these securities, or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus Date: May 1, 2015

Statement of Additional Information Date: May 1, 2015

ii

The subaccounts available under this policy invest in the following underlying fund portfolios:

SUBACCOUNT	UNDERLYING FUND PORTFOLIO

AB Balanced Wealth Strategy Portfolio - Class B	AB Balanced Wealth Strategy Portfolio - Class B

American Funds - Asset Allocation FundSM - Class 2	American Funds - Asset Allocation FundSM - Class 2

American Funds - Bond FundSM - Class 2	American Funds - Bond FundSM - Class 2

American Funds - Growth FundSM - Class 2	American Funds - Growth FundSM - Class 2

American Funds - Growth-Income FundSM - Class 2	American Funds - Growth-Income FundSM - Class 2

Fidelity VIP Balanced Portfolio - Service Class 2	Fidelity VIP Balanced Portfolio - Service Class 2

TA Aegon High Yield Bond - Service Class	Transamerica Aegon High Yield Bond VP – Service Class

TA Aegon Money Market - Service Class	Transamerica Aegon Money Market VP – Service Class

TA Aegon Tactical Vanguard ETF - Balanced - Service Class	Transamerica Aegon Active Asset Allocation - Moderate VP - Service Class

TA Aegon Tactical Vanguard ETF - Conservative - Service Class	Transamerica Aegon Active Asset Allocation - Conservative VP - Service Class

TA Aegon Tactical Vanguard ETF - Growth - Service Class	Transamerica Aegon Active Asset Allocation - Moderate Growth VP - Service Class

TA Aegon U.S. Government Securities - Service Class	Transamerica Aegon U.S. Government Securities VP – Service Class

TA AB Dynamic Allocation - Service Class	Transamerica AB Dynamic Allocation VP - Service Class

TA American Funds Managed Risk - Balanced - Service Class	Transamerica American Funds Managed Risk VP - Service Class

TA Barrow Hanley Dividend Focused - Service Class	Transamerica Barrow Hanley Dividend Focused VP – Service Class

TA BlackRock Global Allocation - Service Class	Transamerica BlackRock Global Allocation VP - Service Class

TA BlackRock Global Allocation Managed Risk - Balanced - Service Class	Transamerica BlackRock Global Allocation Managed Risk - Balanced VP - Service Class

TA BlackRock Global Allocation Managed Risk - Growth - Service Class	Transamerica BlackRock Global Allocation Managed Risk - Growth VP - Service Class

TA BlackRock Tactical Allocation - Service Class	Transamerica BlackRock Tactical Allocation VP - Service Class

TA Clarion Global Real Estate Securities - Service Class	Transamerica Clarion Global Real Estate Securities VP – Service Class

TA Janus Balanced - Service Class	Transamerica Janus Balanced VP – Service Class

TA Legg Mason Dynamic Allocation - Balanced - Service Class	Transamerica Legg Mason Dynamic Allocation - Balanced VP - Service Class

TA Legg Mason Dynamic Allocation - Growth - Service Class	Transamerica Legg Mason Dynamic Allocation - Growth VP - Service Class

TA MFS International Equity - Service Class	Transamerica MFS International Equity VP – Service Class

TA Madison Balanced Allocation - Service Class	Transamerica Madison Balanced Allocation VP - Service Class

TA Madison Conservative Allocation - Service Class	Transamerica Madison Conservative Allocation VP - Service Class

TA Madison Diversified Income - Service Class	Transamerica Madison Diversified Income VP - Service Class

TA Morgan Stanley Mid Cap Growth - Service Class	Transamerica Morgan Stanley Mid-Cap Growth VP – Service Class

TA PineBridge Inflation Opportunities- Service Class	Transamerica PineBridge Inflation Opportunities VP - Service Class

TA PIMCO Tactical - Balanced - Service Class	Transamerica PIMCO Tactical – Balanced VP – Service Class

TA PIMCO Tactical - Conservative - Service Class	Transamerica PIMCO Tactical – Conservative VP – Service Class

TA PIMCO Tactical - Growth - Service Class	Transamerica PIMCO Tactical – Growth VP – Service Class

TA PIMCO Total Return - Service Class	Transamerica PIMCO Total Return VP – Service Class

TA T. Rowe Price Small Cap - Service Class	Transamerica T. Rowe Price Small Cap VP – Service Class

TA TS&W International Equity - Service Class	Transamerica TS&W International Equity VP – Service Class

TA Vanguard ETF - Balanced - Service Class	Transamerica Vanguard ETF Portfolio - Balanced VP - Service Class

TA Vanguard ETF - Conservative - Service Class	Transamerica Vanguard ETF Portfolio - Conservative VP - Service Class

TA Vanguard ETF - Growth - Service Class	Transamerica Vanguard ETF Portfolio - Growth VP - Service Class

iii

ANNUITY POLICY FEE TABLE AND EXPENSE EXAMPLES

The following describes the fees and expenses that you will pay when buying, owning, and surrendering the policy. Please be certain to review the notes following the fee table and expense examples for further information about the fees and charges presented.

The order of the notes follows the order in which the fees and charges under the policy are presented in the fee tables and the expense examples.

The fee table applies only to the accumulation phase and reflects the maximum charges unless otherwise noted. During the income phase the fees may be different than those described in the Fee Table. See EXPENSES.

The first section describes the fees and expenses that you will pay at the time that you buy the policy, surrender the policy, or transfer cash value between investment options. State premium taxes may also be deducted. Excess interest adjustments may be made to amounts surrendered~~, or~~transferred or applied to annuity payment options from cash value from the fixed account. (All fees are maximum for purchases made while this prospectus is effective unless otherwise noted.)

Owner Transaction Expenses:
Sales Load On Purchase Payments	0%
Maximum Surrender Charge (as a % of premium payments surrendered)
Base Policy	0%
Transfer Fee	$0-$10
Special Service Fee	$0-$~~50~~ 25

The next section describes the fees and expenses that you will pay periodically during the time that you own the policy, not including portfolio fees and expenses. (All fees are maximum for purchases made while this prospectus is effective unless otherwise noted.)

Annual Service Charge	$0-$35 per policy
Separate Account Annual Expenses (as a percentage, annually, of average separate account value):
Base Separate Account Expenses:
Mortality and Expense Risk Fee	1.55%
Administrative Charge	0.15%
Total Base Separate Account Annual Expenses	1.70%
Optional Separate Account Expenses: (You may only elect one of the guaranteed minimum death benefits listed below)
Annual Step-Up Death Benefit	0.20%
Fund Facilitation Fee	0.30%
Total Separate Account Annual Expenses with Highest Optional Separate Account Expenses	2.20%
Optional ~~Rider Fees~~ Death Benefit Riders: (You may only elect one of the optional riders listed below)
Additional Death Distribution (annual charge based on policy value)	0.25%
Additional Death Distribution+ (annual charge based on policy value)	0.55%

	Maximum	Current

Optional Guaranteed Lifetime Withdrawal Benefit ~~Rider Fees~~ Riders: (You may only elect one of the optional riders listed below)
Living Benefits Rider (annual charge - a % of Principal Back Total Withdrawal Base)	1.25%	1.25%
Retirement Income Max ® Rider (annual charge - a % of withdrawal base): (for riders issued on or after December 12, 2011)
Base Benefit	2.00%	1.25%
Retirement Income Max ® Rider (annual charge - a % of withdrawal base): (for riders issued before December 12, 2011)
Base Benefit	1.75%	1.00%

8

	Maximum	Current

Income EnhancementSM Benefit (Joint Life Option)	0.50%	0.50%
Total Retirement Income Choice ® 1.2 Rider Fees (Joint Life) with Highest Combination of Benefits and Allocation Options	3.15%	2.40%

The next section shows the lowest and highest total operating expenses charged by the underlying fund portfolios for the year ended December 31, 2014 (before any fee waiver or expense reimbursements). Expenses may be higher or lower in future years. More detail concerning each portfolio’s fees and expenses is contained in the prospectus for each portfolio.

Total Portfolio Annual Operating Expenses (Expenses that are deducted from portfolio assets, including management fees, distribution and/or service 12b-1 fees, and other expenses):
Lowest Gross	0.54%
Highest Gross	1.38%

The following ~~Example is~~Examples are intended to help you compare the cost of investing in the policy with the cost of investing in other variable annuity policies. These costs include owner transaction expenses, policy fees, separate account annual expenses, and portfolio fees and expenses.

The Example assumes that you invest $10,000 in the policy for the time periods indicated. The Example also assumes that your policy has a 5% return each year, the highest Total Portfolio Annual Operating Expenses of any of the portfolios for the year ended December 31, 2014, and the base policy with the combination of available optional features or riders with the highest fees and expenses, including the highest Fund Facilitation Fee, Annual Step-Up Death Benefit, Additional Death Distribution+ Rider, and Retirement Income Choice® 1.6 Rider – Joint Life with additional Death Benefit and Income EnhancementSM options (~~as of~~prior to May 1, ~~2015~~2014). Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expense Examples:

If the policy is surrendered at the end of the applicable time period:

1 Year	$ 652
3 Years	$1,975
5 Years	$3,325
10 Years	$6,823

If the policy is annuitized at the end of the applicable time period or if you do not surrender your policy:

1 Year	$ 652
3 Years	$1,975
5 Years	$3,325
10 Years	$6,823

The Example assumes that you invest $10,000 in the policy for the time periods indicated. The Example also assumes that your policy has a 5% return each year, the highest Total Portfolio Annual Operating Expenses of any of the portfolios for the year ended December 31, 2014, and the base policy with the combination of available optional features or riders with the highest fees and

10

expenses, including the highest Fund Facilitation Fee, Annual Step-Up Death Benefit, Additional Death Distribution+ Rider and Retirement Income Choice® 1.6 Rider - Joint Life with additional Death Benefit and Income EnhancementSM options (on or after May 1, 2014). Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expense Examples:

If the policy is surrendered at the end of the applicable time period:

1 Year	$~~644~~ 642
3 Years	$~~1,952~~ 1,945
5 Years	$~~3,285~~ 3,275
10 Years	$~~6,736~~ 6,719

If the policy is annuitized at the end of the applicable time period or if you do not surrender your policy:

1 Year	$~~644~~ 642
3 Years	$~~1,952~~ 1,945
5 Years	$~~3,285~~ 3,275
10 Years	$~~6,736~~ 6,719

Please remember that ~~the Example is an illustration and does~~these Examples are illustrations and do not represent past or future expenses. Your actual expenses may be lower or higher than those reflected in the ~~Example~~Examples. Similarly, your rate of return may be more or less than the 5% assumed in the ~~Example~~Examples.

For information concerning compensation paid for the sale of the policies, see OTHER INFORMATION - Distributor of the Policies.

NOTES TO FEE TABLE AND EXPENSE EXAMPLES

Owner Transaction Expenses:

Maximum Surrender Charge: If you select the Life with Emergency CashSM annuity payment option, you will be subject to a surrender charge after the annuity commencement date. See EXPENSES.

Transfer Fee: The transfer fee, if any is imposed, applies to each policy, regardless of how policy value is allocated among the investment choices. There is no fee for the first 12 transfers per policy year. For additional transfers, the Company may charge a fee of $10 per transfer.

Special Service Fees: We may deduct a charge for special services, including overnight delivery; duplicate policies; non-sufficient checks on new business; duplicate Form 1099 and Form 5498 tax forms; duplicate disclosure documents and semi-annual reports; check copies; printing and mailing previously submitted forms; and asset verification requests from mortgage companies. We may charge a fee for each service performed. In addition, we may consider as special services customer initiated changes, modifications and transactions which are submitted in such a manner as to ~~require the Company~~ require us to incur additional processing costs.

Annual Service Charge:

Annual Service Charge: The annual service charge is assessed per policy on each policy anniversary and at surrender. The charge is waived if your policy value, or the sum of your premiums less all partial surrenders, is at least $50,000.

Separate Account Annual Expenses:

Mortality and Expense Risk Fee: The mortality and expense risk fee shown is for the accumulation phase with the base death benefit.

11

trading activity among the variable investment options available under this variable insurance product, there is no assurance that we will be able to detect or deter market timing or disruptive trading by such owners or intermediaries acting on their behalf. Moreover, our ability to discourage and restrict market timing or disruptive trading may be limited by decisions of state regulatory bodies and court orders that we cannot predict.

Furthermore, we may revise our policies and procedures in our sole discretion at any time and without prior notice, as we deem necessary or appropriate (1) to better detect and deter harmful trading that may adversely affect other owners, other persons with material rights under the variable insurance products, or underlying fund shareholders generally, (2) to comply with state or federal regulatory requirements, or (3) to impose additional or alternative restrictions on owners engaging in market timing or disruptive trading among the investment options under the variable insurance product. In addition, we may not honor transfer requests if any variable investment option that would be affected by the transfer is unable to purchase or redeem shares of its corresponding underlying fund portfolio.

Underlying Fund Portfolio Frequent Trading Policies. The underlying fund portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. Underlying fund portfolios may, for example, assess a redemption fee (which we reserve the right to collect) on shares held for less than a certain period of time. The prospectuses for the underlying fund portfolios describe any such policies and procedures. The frequent trading policies and procedures of an underlying fund portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of other underlying fund portfolios and the policies and procedures we have adopted for our variable insurance products to discourage market timing and disruptive trading. Owners should be aware that we do not monitor transfer requests from owners or persons acting on behalf of owners against, nor do we apply, the frequent trading policies and procedures of the respective underlying fund portfolios that would be affected by the transfers.

Owners should be aware that we are required to provide to an underlying fund portfolio or its payee, promptly upon request, certain information about the trading activity of individual owners, and to restrict or prohibit further purchases or transfers by specific owners or persons acting on their behalf, identified by an underlying fund portfolio as violating the frequent trading policies established for the underlying fund portfolio.

Omnibus Orders. Owners and other persons with material rights under the variable insurance products also should be aware that the purchase and redemption orders received by the underlying fund portfolios generally are “omnibus” orders from intermediaries such as retirement plans and separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual owners of variable insurance products. The omnibus nature of these orders may limit the underlying fund portfolios’ ability to apply their respective frequent trading policies and procedures.

We cannot guarantee that the underlying fund portfolios will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the underlying fund portfolios. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage harmful transfer activity, it may affect other owners of underlying fund portfolio shares, as well as the owners of all of the variable annuity or life insurance policies, including ours, whose variable investment options correspond to the affected underlying fund portfolios. In addition, if an underlying fund portfolio believes that an omnibus order we submit may reflect one or more transfer requests from owners engaged in market timing and disruptive trading, the underlying fund portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

Investment Restrictions

If you are eligible to elect certain optional riders, you will be subject to investment restrictions requiring you to invest in certain underlying portfolios, known as designated investment options. In the future, we may change the investment restrictions.

One or more of the underlying fund portfolios that may be designated investment options under each optional rider in part, may include a volatility control strategy. Volatility control strategies, in periods of high market volatility, could limit your participation in market gains; this may conflict with your investment objectives by limiting your ability to maximize potential growth of your policy value and, in turn, the value of any guaranteed benefit that is tied to investment performance. Volatility control strategies are intended to help limit overall volatility and reduce the effects of significant market downturns during periods of high market volatility, providing policy owners with the opportunity for smoother performance and better risk adjusted returns. Volatility control (and similar terms) can encompass a variety of investment strategies of different types and degrees; therefore, you should read the applicable annuity and underlying fund portfolio prospectuses carefully to understand how these investment strategies may affect your policy value and rider benefits. ~~The Company~~Our ’~~s~~ requirement to invest in accordance with designated investment options, which may include volatility control, may reduce our costs and risks associated with these riders. You pay an additional fee for the rider benefits which, in part, pay for protecting the rider benefit base from investment losses. Since the rider benefit

21

base does not decrease as a result of investment losses, volatility control strategies might not provide meaningful additional benefit to you. You should carefully evaluate with your financial ~~advisor~~adviser whether to invest in underlying fund portfolios with volatility control strategies, taking into consideration the potential positive or negative impact that such strategy may have on your investment objectives, your policy value and the benefits under the riders. If you determine that funds with volatility control strategies are not consistent with your investment objectives, there continues to be other designated investment options available under the riders that do not invest in funds that utilize volatility control strategies.

For more information about the underlying fund portfolios and the investment strategies they employ, please refer to the underlying fund portfolios’ current prospectuses.

EXPENSES

Note: The following section on expenses and the ANNUITY POLICY FEE TABLE AND EXPENSE EXAMPLES only apply to policies issued on or after the date of this prospectus.

There are charges and expenses associated with your policy that reduce the return on your investment in the policy.

Life with Emergency CashSM Surrender Charge

If you select the Life with Emergency CashSM annuity payment option, then you can surrender your policy even after annuity payments have begun. However, there is a surrender charge during the first four years after the annuity commencement date (no matter which policy or variation thereof you previously purchased). The following schedule shows the current surrender charge:

Number of Years Since	Surrender Charge
Annuity Commencement Date	(as a % of adjusted policy value surrendered)

0 – 1	4%

1 – 2	3%

2 – 3	2%

3 – 4	1%

more than 4	0%

We can change the surrender charge, and you will be subject to whatever surrender schedule is in effect at the time you annuitize under the Life with Emergency CashSM annuity payment option.

Note carefully the following three things about this surrender charge:

•	this surrender charge is measured from the annuity commencement date and not from the premium payment date;
•	this surrender charge is a percentage of the adjusted policy value surrendered and not a percentage of premium; and
•	under this payment option, there is no surrender charge free amount.

Excess Interest Adjustment

Surrenders, withdrawals, transfers, amounts applied when a death benefit is calculated, and amounts applied to an annuity option from the fixed account may be subject to an excess interest adjustment. This adjustment could retroactively reduce the interest credited in the fixed account to the guaranteed minimum or increase the amount credited. This adjustment may also apply to amounts applied to an annuity payment option. Please see “Appendix - Excess Interest Adjustment Examples” for an example showing the effect of a hypothetical excess interest adjustment calculation. The excess interest adjustment plays a role in calculating the total interest credited to the fixed account.

Mortality and Expense Risk Fees

We charge a fee as compensation for bearing certain mortality and expense risks under the policy. This fee is assessed daily based on the net asset value of each subaccount. Examples of such risks include a guarantee of annuity rates, the death benefit, certain expenses of the policy (including distribution related expenses), and assuming the risk that the current charges will be insufficient in the future to cover costs of selling, distributing and administering the policy.

During the accumulation phase:

•	For the Return of Premium Death Benefit, the daily mortality and expense risk fee is at an annual rate of 1.55%.
•	For the Annual Step-Up Death Benefit, the daily mortality and expense risk fee is at an annual rate of 1.75%.

22

APPENDIX

DESIGNATED INVESTMENT OPTIONS

The table below identifies the Designated Investment Options available for use with the Guaranteed Minimum Death Benefits and our Guaranteed Lifetime Withdrawal Benefits.

	Retirement Income Max ® Rider	Retirement Income Max ® Rider	Retirement Income Max ® Rider	Retirement Income Choice ® 1.6 Rider Designated Allocation Groups
Funds	Before 12/12/11	12/12/11 to 11/9/14	11/10/14 and After	A	B	C

American Funds - Bond FundSM - Class 2	✓	✓	✓			✓

TA Aegon Money Market - Service Class	✓	✓	✓			✓

TA Aegon Tactical Vanguard ETF - Balanced - Service Class(1)	✓	✓			✓

TA Aegon Tactical Vanguard ETF - Conservative - Service Class(1)	✓	✓	✓			✓

TA Aegon Tactical Vanguard ETF - Growth - Service Class(1)				✓

TA Aegon U.S. Government Securities - Service Class	✓	✓	✓			✓

TA ~~AllianceBernstein~~ AB Dynamic Allocation - Service Class	✓					✓

TA American Funds Managed Risk - Balanced - Service Class(1)	✓	✓			✓

TA BlackRock Global Allocation Managed Risk - Balanced - Service Class(1)	✓	✓			✓

TA BlackRock Global Allocation Managed Risk - Growth - Service Class(1)	✓			✓

TA BlackRock Tactical Allocation - Service Class(1)					✓

TA Janus Balanced - Service Class				✓

TA Legg Mason Dynamic Allocation - Balanced - Service Class(1)	✓	✓	✓		✓

TA Legg Mason Dynamic Allocation - Growth - Service Class(1)				✓

TA Madison Balanced Allocation - Service Class(1)	✓	✓			✓

TA Madison Conservative Allocation - Service Class(1)	✓	✓	✓			✓

TA Madison Diversified Income - Service Class	✓	✓			✓

TA PIMCO Tactical - Balanced - Service Class(1)	✓	✓			✓

TA PIMCO Tactical - Conservative - Service Class(1)						✓

TA PIMCO Tactical - Growth - Service Class(1)				✓

TA PIMCO Total Return - Service Class	✓	✓	✓			✓

TA PineBridge Inflation Opportunities- Service Class	✓	✓	✓			✓

TA Vanguard ETF - Balanced - Service Class(1)	✓	✓	✓		✓

TA Vanguard ETF - Conservative - Service Class(1)	✓	✓	✓			✓

TA Vanguard ETF - Growth - Service Class(1)				✓

Fixed Account	✓	✓	✓			✓

(1)    This subaccount invests in an underlying fund that utilized a volatility management strategy as part of its investment objective and/or principal investment strategy. See “Investment Restrictions” earlier in the prospectus for information on how volatility management strategies may impact your policy value in certain optional riders.

Certain designated investment options may not be available in all states, at all times or through all financial intermediaries. We may discontinue offering any designated investment option at any time. In some cases, a designated investment option not available through a financial intermediary may be obtained by contacting us directly. For more information on the options available for electing a designated investment option, please contact your financial intermediary or our Administrative Office.

APPENDIX

PRIOR WITHDRAWAL AND GROWTH PERCENTAGES

The table below identifies the prior percentages for the Retirement Income Max® Rider.

WITHDRAWAL PERCENTAGES

Date	Age at time of first withdrawal	Singe Life Percentage	Joint Life Percentage

	0-58	0.00%	0.00%
	59-64	4.50%	4.10%
	65-74	5.50%	5.10%
Prior to December 12, 2011	>75	6.50%	6.10%
	0-58	0.00%	0.00%
	59-64	4.30%	3.80%
	65-79	5.30%	4.80%
December 12, 2011 to May 1, 2014	>80	6.30%	5.80%
	0-58	0.00%	0.00%
	59-64	4.30%	4.00%
	65-79	5.30%	5.00%
May 1, 2014 to February 16, 2015	>80	6.30%	6.00%
	0-58	0.00%	0.00%
	59-64	4.20%	3.80%
	65-79	5.20%	4.80%
February 17, 2015 to May 1, 2015	>80	6.20%	5.80%

GROWTH PERCENTAGES

Date	Percentage

Prior to May 1, 2014	5.00%
May 1, 2014 to ~~February 16 May 1~~, 2015	5.50%

25